File No. 70-____

      Filed with the Securities and Exchange Commission on January 27, 2004

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM U-1
                           APPLICATION OR DECLARATION
                                      UNDER
                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
            _________________________________________________________

                                     E.ON AG
                              E.ON UK Holding GmbH

                                  E.ON-Platz 1
                                40479 Dusseldorf
                                     Germany

                                  E.ON UK Ltd.
                                Powergen Limited

                               53 New Broad Street
                                 London EC2M 1SL
                                 United Kingdom
            ________________________________________________________
                  (Name of companies filing this statement and
                    Addresses of principal executive offices)

                                     E.ON AG

                    (Name of top registered holding company)

            ________________________________________________________

                              Dr. Guntram Wurzberg
                      Vice President, General Legal Affairs
                                     E.ON AG
                                  E.ON-Platz 1
                                40479 Dusseldorf
                                     Germany
                         Telephone: 011-49-211-4579-388
                         Facsimile: 011-49-211-4579-610
                        _________________________________
                   (Names and addresses of agents for service)



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     The Commission is also requested to send copies of any communications in connection with this matter to:

                                 Tia S. Barancik
                     LeBoeuf, Lamb, Greene & MacRae, L.L.P.
                              125 West 55th Street
                             New York, NY 10019-5389
                            Telephone: (212) 424-8455
                            Facsimile: (212) 424-8500



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Item 1.    Description of the Proposed Transaction

A.       Introduction
         ------------

          By order dated June 14, 2002, the Securities and Exchange Commission (the "Commission") authorized the acquisition of Powergen Limited (formerly Powergen plc, "Powergen") by E.ON AG ("E.ON") and certain related transactions. E.ON AG, et al., Holding Co. Act Release No. 27539 (Jun. 14, 2002) (the "2002 Order"). On February 21, 2003, the Commission approved the transfer of Powergen US Investment Corp. from the Powergen chain of companies to E.ON US Holding GmbH in Holding Co. Act Release No. 27654 (Feb. 21, 2003). In Holding Co. Act Release No. 27745 (Oct. 28, 2003), the Commission issued a Supplemental Order releasing jurisdiction over Powergen US Holdings Limited, Powergen US Investments, Powergen Luxembourg Holdings sarl and Powergen Luxembourg sarl (the "Powergen Intermediate Holding Companies"), and declaring that the registration of the Powergen Intermediate Companies is no longer in effect.

B.       General Request
         ---------------

         E.ON, E.ON UK Holding GmbH (a first tier subsidiary of E.ON, 1/UK Holding"),1 E.ON UK Ltd. (a direct subsidiary of UK Holding, "UK Ltd.")2/ and Powergen (a direct subsidiary of UK Ltd.) (collectively, "Applicants") submit this Application-Declaration and request that the Commission issue an order pursuant to Section 5(d) of the Public Utility Holding Company Act of 1935, as amended (the "1935 Act"), declaring that UK Holding, UK Ltd. and Powergen have ceased to be holding companies and that upon effectiveness of the order, the registration of UK Holding, UK Ltd. and Powergen will cease to be in effect because since January 1, 2004 (i) Powergen no longer has control or exercises any controlling influence over LG&E Energy Corporation ("LG&E Energy") and its utility subsidiaries and (ii) UK Holding and UK Ltd. have ceased to be intermediate holding companies of Powergen within the meaning of the 1935 Act.

         As a result of E.ON's group-wide structure and strategy project to optimize organizational structure, improve margins and achieve value-added growth in its energy business, the management of LG&E Energy has been transferred from Powergen to E.ON effective January 1, 2004. (See E.ON Press Releases dated May 6, 2003 and August 14, 2003 at Exhibits A and B). This is discussed further below.

C.       Discussion
         ----------

         In the 2002 Order, the SEC authorized E.ON to acquire all of the issued and outstanding common stock of Powergen and, through the acquisition of Powergen, LG&E Energy and its public utility subsidiaries, Louisville Gas and Electric Company ("LG&E") and Kentucky Utilities Company ("KU") (the



________________________________
\1     E.ON UK Holding GmbH was formerly E.ON UK Verwaltungs GmbH.
\2     E.ON UK Ltd. was formerly E.ON UK plc.



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"Acquisition"). On July 1, 2002, E.ON consummated the Acquisition and registered as a holding company under Section 5 of the 1935 Act./3

         In the 2002 Order, the Commission reserved jurisdiction over E.ON's request to effect a reorganization (following the Acquisition) whereby the ownership of E.ON US Investments Corps. (formerly, Powergen US Investments Corps.), an intermediate holding company of Powergen and the immediate parent company of LG&E Energy ("EUSIC"), would be transferred to E.ON U.S. Verwaltungs GmbH, a direct subsidiary of E.ON, in exchange for cash or a note. The Commission approved this transfer in Holding Co. Act Release No. 27654 (Feb. 21,
2003). Following the reorganization, the Powergen Intermediate Holding Companies ceased to hold voting interests in LG&E Energy directly or indirectly and thereby ceased to be holding companies of any public utility company. Accordingly, the Powergen Intermediate Holding Companies filed an application with the Commission seeking an order declaring that they are no longer holding companies within the meaning of Section 2(a)(7) of the 1935 Act and, therefore, their registration should cease to be in effect. The Commission approved the deregistration of the Powergen Intermediate Holding Companies on October 28, 2003.

         Following the reorganization, although Powergen ceased to own any interest in LG&E Energy, Powergen remained a registered holding company under the 1935 Act by virtue of its continuing role in the management of LG&E Energy and its utility subsidiaries described in the Application in File No. 70-9961 at pages 16 to 17 and in the 2002 Order at page 21. Specifically, Powergen, through its board of directors, was responsible for the development and operation of LG&E's and KU's utility businesses. UK Holding and UK Ltd. also are registered holding companies as a result of their ownership of Powergen.

         On May 6, 2003, E.ON announced the launch of its group-wide structure and strategy project - onotop. (See E.ON Press Release dated May 6, 2003 at Exhibit A). The onotop project would ultimately result in the transfer of management of LG&E Energy and its utility subsidiaries from Powergen to E.ON. Onotop is designed to allow E.ON to achieve optimal integration of its acquired businesses through various initiatives and sustainable value-added growth in the medium to long term. E.ON anticipates that the project's initiatives will result in improved performance in all of its divisions. One of these initiatives is the establishment of five target markets with consistent market units for E.ON's energy business: Central Europe; Pan-European Gas; the United Kingdom; the Nordic region; and the Midwestern United States. LG&E Energy has assumed management and earnings responsibility as a market unit for the Midwestern U.S. region while Powergen has similar responsibility for the United Kingdom. Consequently, the corporate center of Powergen on the UK group holding level is being closed and Powergen UK plc and its new board of directors will assume all tasks and responsibilities for the UK market.



_______________________________________
\3        By order dated December 6, 2000, the Commission authorized Powergen to acquire LG&E Energy. See Powergen plc, Holding Co. Act Release No. 27291 (Dec. 6, 2000). Subsequent to the issuance of this order, Powergen and the Powergen Intermediate Holding Companies registered under the 1935 Act. Following the Acquisition, Powergen and the Powergen Intermediate Holding Companies remained registered pursuant to Section 5 of the 1935 Act and LG&E Energy continued to claim exemption from registration under Section 3(a)(1).



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         Under this structure, Powergen will cease to have any responsibility for the development and operation of LG&E Energy's utility businesses since LG&E Energy will be managed directly by E.ON. (See E.ON Press Release dated August 14, 2003 at Exhibit B). Specifically, the Powergen board will cease to have any role in the approval process with respect to LG&E Energy's business. Instead, EUSIC's board will assume this role in accordance with new delegations of authority as agreed with E.ON. Further, the Chief Executive Officer of LG&E Energy will no longer be represented on the board of Powergen, but will be represented on the board of EUSIC. In addition, there will be no Powergen representative on the board of EUSIC, but there will be E.ON representatives on this board. As a result of these organizational changes, Powergen will no longer have responsibility for the management and operation of LG&E Energy.

         Thus, Powergen has ceased to be a holding company under Section 2(a)(7) of the 1935 Act effective January 1, 2004 and, consequently, UK Holding and UK Ltd. have ceased to own the voting securities of, or exercise a controlling influence over, a holding company within the meaning of the 1935 Act and, therefore, have ceased to be holding companies within the meaning of the 1935 Act.

         The Commission, therefore, should issue an order declaring that UK Holding, UK Ltd. and Powergen are no longer holding companies within the meaning of Section 2(a)(7) of the 1935 Act and that, upon effectiveness of the order, their registration under the 1935 Act will cease to be in effect.

Item 2.    Fees, Commission and Expenses

         Applicants expect to pay or incur, directly or indirectly, approximately $ 9,500 in connection with the request herein.

Item 3.   Applicable Statutory Provisions

         Applicants request that the Commission issue an order declaring the deregistration of Powergen pursuant to Section 5(d) of the 1935 Act in light of the fact that Powergen is no longer a holding company within the meaning of
Section 2(a)(7) of the 1935 Act. Section 5(d) provides that

               Whenever the Commission, upon application, finds that a registered holding company has ceased to be a holding company, it shall so declare by order and upon the taking effect of such order the registration of such company shall, upon such terms and conditions as the Commission finds and in such order prescribes as necessary for the protection of investors, cease to be in effect.

         Section 2(a)(7) of the 1935 Act defines a "holding company" as

               (A) any company which directly or indirectly owns, controls, or holds with power to vote, 10 per centum or more of the outstanding voting securities of a public-utility company or of a company which is a holding company by virtue of this



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               clause or clause (B), unless the Commission, as hereinafter provided, by order declares such company not to be a holding company; and

               (B) any person which the Commission determines, after notice and opportunity for hearing, directly or indirectly to exercise (either alone or pursuant to an arrangement or understanding with one or more persons) such a controlling influence over the management or policies of any public-utility or holding company as to make it necessary or appropriate in the public interest or for the protection of investors or consumers that such person be subject to the obligations, duties, and liabilities imposed in this title upon holding companies.

         Presently, and since January 1, 2004, Powergen does not hold any ownership interest in LG&E Energy and its utility subsidiaries and does not exercise any controlling influence over the management or policies of LG&E Energy and its subsidiaries. As a result of the organizational changes resulting from the onotop project referred to above, members of Powergen's UK Group will no longer provide management services to LG&E Energy and its utility subsidiaries.

         Consequently, Powergen does not (i) directly or indirectly own, control or hold with the power to vote 10% or more of the outstanding voting securities of any public utility company or any company that is a holding company by virtue of clause (A) or (B) of Section 2(a)(7) of the 1935 Act, nor does it (ii) exercise any controlling influence over the management or policies of any public utility or holding company from January 1, 2004. Thus, UK Holding and UK Ltd., by virtue of their ownership of Powergen, have also ceased to hold any ownership interests in a public utility company.

Item 4.  Regulatory Approvals

         No federal or state regulatory approval, other than the authorization of the Commission, is required in connection with the deregistration of UK Holding, UK Ltd. and Powergen.

Item 5.  Procedure

         Applicants respectfully request that the Commission issue an order declaring, that UK Holding, UK Ltd. and Powergen have ceased to be holding companies and that upon effectiveness of the order, the registration of UK Holding, UK Ltd. and Powergen will cease to be in effect.

Item 6.  Exhibits and Financial Statements

A.    Exhibits.
      --------

          A    E.ON Press Release dated May 6, 2003.

          B    E.ON Press Release dated August 14, 2003.



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          C    Preliminary Opinion of Counsel (To be filed by amendment).

          D    Past Tense Opinion (To be filed by amendment).

          E    Proposed Form of Notice.

B.   Financial Statements.
     --------------------

         Not applicable.

Item 7.  Information as to Environmental Effects

         The deregistration of UK Holding, UK Ltd. and Powergen as proposed herein neither involves a "major federal action" nor "significantly affects the quality of the human environment" as those terms are used in Section 102(2)(C) of the National Environmental Policy Act. No federal agency is preparing an environmental impact statement in connection with Applicants' request herein.



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                                    SIGNATURE

         Pursuant to the Public Utility Holding Company Act of 1935, Applicants have duly caused this Application-Declaration to be signed on their behalf by the undersigned thereunto duly authorized.

                             E.ON AG

                             By:     /s/ Karl-Heinz Feldmann
                                     -----------------------
                             Name:   Karl-Heinz Feldmann
                             Title:  General Counsel, Executive Vice President,
                                     Legal Affairs
                             Date:   January 27, 2004

                             By:     /s/ Dr. Guntram Wurzberg
                                     ------------------------
                             Name:   Dr. Guntram Wurzberg
                             Title:  Vice President, General Legal Affairs
                             Date:   January 27, 2004



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                                  EXHIBIT INDEX

          A     E.ON Press Release dated May 6, 2003.

          B     E.ON Press Release dated August 14, 2003.

          C     Opinion of Counsel (To be filed by amendment).

          D     Past Tense Opinion of counsel (To be filed by amendment).

          E     Proposed Form of Notice.